UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-282497) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	May 20, 2026

Mizuho Financial Group, Inc.

By:	/s/ Makoto Samejima
Name:	Makoto Samejima
Title:	Senior Managing Corporate Executive / Group CFO

May 20, 2026

To Whom It May Concern

Company Name:	Mizuho Financial Group, Inc.
Representative:	Masahiro Kihara, President and Group CEO
Stock Code Number:	8411 (Tokyo Stock Exchange Prime Market)

Company Name:	Mizuho Bank, Ltd.
Representative:	Masahiko Kato, President & CEO

Company Name:	Rakuten Bank, Ltd.
Representative:	Tomotaka Torin, President and CEO
Stock Code Number:	5838 (Tokyo Stock Exchange Prime Market)

Announcement Regarding Strengthening of Strategic Capital and Business Alliance

Between Mizuho Bank and Rakuten Bank

and Expected Change in a Major Shareholder of Rakuten Bank

Mizuho Bank, Ltd. (Headquarters: Chiyoda-ku, Tokyo; President and CEO: Masahiko Kato; hereinafter “Mizuho Bank”), a consolidated subsidiary of Mizuho Financial Group, Inc. (Headquarters: Chiyoda-ku, Tokyo; President and Group CEO: Masahiro Kihara; hereinafter “Mizuho FG”), and Rakuten Bank, Ltd. (Headquarters: Minato-ku, Tokyo; President and CEO: Tomotaka Torin; hereinafter “Rakuten Bank”) today announce that they have resolved to enter into a strategic capital and business alliance for the purpose of establishing a new credit creation model through collaboration between a megabank and a digital bank (hereinafter the “Alliance”), and, as of today, have entered into a Capital and Business Alliance Agreement (hereinafter the “Agreement”).

I.	Capital and Business Alliance

1.	Background, Purpose and Rationale of the Alliance

Guided by its Purpose, “Proactively innovate together with our clients for a prosperous and sustainable future,” Mizuho has identified the following as key focus themes: “Enhancing the competitiveness of Japanese companies,” “Improving customer convenience,” and “Initiatives to increase assets and wealth.” For corporate customers, Mizuho is committed to providing comprehensive support for business growth and the enhancement of corporate value, including through consulting services designed to address clients’ challenges. For individual customers, Mizuho is advancing the development of highly convenient, user-friendly services, while also offering services aimed at enhancing household financial well-being.

In addition, Mizuho and Rakuten Group, Inc. (Headquarters: Setagaya-ku, Tokyo; Chairman and CEO: Hiroshi Mikitani; hereinafter “Rakuten Group”) have been working to build a new retail business model in the areas of asset formation and asset management that combines both online and offline channels through the use of fintech, as announced in “Announcement Regarding Strengthening of Strategic Capital and Business Alliance between Mizuho Securities and Rakuten Securities Holdings,”(*1) released on November 9, 2023. Further, as announced in “Mizuho Financial Group, Mizuho Bank, UC Card, Orient Corporation, Rakuten Group and Rakuten Card Form Business Alliance to Transform Digital Payments in Japan,”(*2) released on November 13, 2024, the parties have been advancing initiatives aimed at creating new value for both customers and merchants, stimulating consumption, and promoting corporate growth, thereby contributing to the enhancement of corporate value and, ultimately, the development of the Japanese economy.

Rakuten Bank, as a digital bank, has sought to contribute to a more prosperous future for its customers by remaining close to customers’ daily lives and providing more convenient and rewarding services through strong collaboration with the Rakuten Ecosystem. In addition, Rakuten Bank aims to become a leading company in Japan’s financial market for the coming age of zero cash, and is working to further expand its customer base, strengthen its earnings base, and capture growth in the fintech domain.

As announced in the press release dated February 25, 2026, titled “Notice Concerning the Re-Commencement of Discussions toward the Reorganization of Rakuten’s FinTech Business,” Rakuten Group and Rakuten Bank resumed discussions regarding the reorganization of Rakuten Group’s FinTech businesses, including Rakuten Bank (hereinafter the “Reorganization”), and had been considering an organizational restructuring under which FinTech businesses, including Rakuten Card Co., Ltd. (Headquarters: Minato-ku, Tokyo; President: Koichi Nakamura; hereinafter “Rakuten Card”) and Rakuten Securities Holdings, Inc. (Headquarters: Minato-ku, Tokyo; President: Yuji Kusunoki; hereinafter “Rakuten Securities HD”), would be consolidated into a single group. Against this backdrop, Mizuho Bank and Rakuten Bank engaged in repeated discussions regarding the potential for collaboration between the two banks. As a result, amid intensifying competition for deposits following the return to positive interest rates, Mizuho Bank and Rakuten Bank came to share the view that, to make more effective use of domestic funds, the banking industry has an important responsibility to achieve an optimal balance between deposits and investments and to further promote the circulation of funds within Japan.

Based on this shared understanding, Mizuho Bank and Rakuten Bank determined that, by combining their respective strengths—namely, Rakuten Bank’s ability to garner strong support from individual customers through convenient and rewarding services linked with the Rakuten Ecosystem, and Mizuho Bank’s strength in originating a diverse range of investment assets, underpinned by a robust corporate customer base that includes business relationships with approximately 80% of listed companies in Japan—they would be able to build a new credit creation model and thereby better fulfill that responsibility. Accordingly, following the execution by Rakuten Group and Rakuten Bank of the integration agreement relating to the Reorganization (hereinafter the “Integration Agreement”), as announced in the press release dated May 20, 2026 titled “Final Agreement on the Reorganization of Rakuten Group’s FinTech Business, Including Rakuten Bank, through Share Delivery and Other Transactions to Make Rakuten Card and Rakuten Securities Holdings Subsidiaries of Rakuten Bank”(hereinafter the “Reorganization Press Release”), Mizuho Bank and Rakuten Bank entered into the Agreement.

Through the Alliance, the parties will be able to implement various initiatives that link the financing needs of Mizuho Bank’s corporate customers and other clients with Rakuten Bank’s retail deposits. The parties believe that such initiatives will strengthen Mizuho Bank’s origination capabilities and diversify Rakuten Bank’s asset portfolio, thereby contributing to the enhancement of corporate value and, ultimately, to the development of the Japanese economy.

The business alliance relationships between Mizuho and each of Rakuten Card and Rakuten Securities will remain unchanged following the Reorganization.

(*1)	https://www.mizuho-fg.co.jp/release/20231109_3release_jp.html

(*2)	https://www.mizuho-fg.co.jp/release/pdf/20241113release_jp.pdf

2.	Details of the Alliance

(1)	Specific Details of the Business Alliance

(i)	Ongoing acquisition by Rakuten Bank of corporate loans and other assets originated by Mizuho Bank

The parties will consider establishing a framework to enable Rakuten Bank to acquire, on an ongoing basis, corporate loans originated by Mizuho Bank. The parties will also consider expanding the scope of eligible assets to include, in addition to corporate loans, a diverse range of assets such as project finance loans and fund investments.

The parties will further consider support to be provided by Mizuho Bank to assist Rakuten Bank in establishing the credit review and risk management frameworks required for such asset purchases.

(ii)	Collaboration to address the payment and working capital needs of small corporate customers and sole proprietors

Mizuho Bank will consider addressing the payment and working capital needs of small corporate customers and sole proprietors, including merchants within the Rakuten Ecosystem, and subsequently securitizing the related receivables; Rakuten Bank, in turn, will consider acquiring the receivables securitized by Mizuho Bank.

With respect to banking services for these customers, Rakuten Bank and Mizuho Bank will consider how they can respond in accordance with their respective strengths so that customers can access services best suited to their needs.

(iii)	Collaboration for operational efficiency

Mizuho Bank and Rakuten Bank will continue to consider measures to improve operational efficiency through collaboration. As an initial step, they will examine ways to establish a more efficient operating structure for the housing loan business.

(iv)	Collaboration regarding Rakuten Bank’s cash disbursement operations in the event of a crisis

As Rakuten Bank is a digital bank without physical branches, depositors may withdraw their deposits only by transferring funds to accounts at other banks or by withdrawing cash from ATMs of partner financial institutions, and Rakuten Bank does not provide over-the-counter withdrawals like banks that maintain physical branches. Accordingly, in the unlikely event that a disaster or other crisis renders Rakuten Bank’s primary center non-operational, there may be a period—including the period required to switch over to its backup system—during which Rakuten Bank is unable to process withdrawals for depositors.

In connection with the Alliance, the parties will consider entrusting Mizuho Bank with temporary over-the-counter cash disbursement operations in the event of such a crisis so that withdrawals by depositors can continue even under such circumstances.

In addition to the foregoing initiatives, the parties will continue to consider various other measures that will benefit customers of both companies and contribute to the enhancement of the corporate value of both companies.

(2)	Details of the Capital Alliance

As stated in the Reorganization Press Release, Rakuten Bank resolved at a meeting of its Board of Directors held on May 20, 2026 to effect a share delivery (hereinafter the “Share Delivery”), with Rakuten Bank as the share delivery parent company and Rakuten Card and Rakuten Securities HD as the share delivery subsidiaries. On the same date, Rakuten Bank will, pursuant to the Integration Agreement and this Agreement, allot and deliver through the Share Delivery 207,330,443 Class A shares of Rakuten Bank to Rakuten Group and 23,559,673 Class A shares of Rakuten Bank to Mizuho Bank.

The Class A shares of Rakuten Bank will carry rights exercisable to require Rakuten Bank to acquire such shares in exchange for common shares of Rakuten Bank. On the effective date of the Share Delivery, Rakuten Group intends to exercise such rights with respect to 25,859,500 of the Class A shares of Rakuten Bank to be allotted and delivered to it through the Share Delivery, and Mizuho Bank intends to exercise such rights with respect to 23,559,673 of the Class A shares of Rakuten Bank to be allotted and delivered to it through the Share Delivery, in each case converting such shares into common shares (hereinafter the “Common Share Conversion”).

For details of the Reorganization, including the Share Delivery, please refer to the Reorganization Press Release.

3.	Overview of the Companies (As of March 31, 2026)

(1)	Name	Mizuho Bank, Ltd.
(2)	Location	1-5-5 Otemachi, Chiyoda-ku, Tokyo
(3)	Name and position of representative	President and CEO Masahiko Kato
(4)	Description of business	Banking
(5)	Capital	1.404 trillion yen (As of March 31, 2026)
(6)	Date of inception	July 1, 2013
(7)	Magor shareholders and ownership rations	Mizuho Financial Group, Inc. 100.0%
(8)	Relationship between Mizuho bank and Rakuten Bank	Capital relationship	None.
		Personnel relationship	None.
		Business relationship	Mizuho Bank and Rakuten Bank have banking transactions with each other.
		Status as related parties	None.
(9)	Consolidated operating results and financial position for the most recent three fiscal years
Fiscal year-end: March31		Fiscal 2024	Fiscal 2025	Fiscal 2026
	Total net assets (million yen)	8,418,052	8,470,987	9,356,566
	Total assets (million yen)	255,273,869	256,099,451	271,746,785
	Net assets per share (yen)	517,981.86	521,155.33	575,666.36
	Ordinary income (million yen)	8,076,082	8,064,837	7,993,235
	Ordinary profit (million yen)	806,522	988,015	1,294,510
	Profit attributable to owners of the parent (million yen)	567,170	768,151	1,033,486
	Earnings per share (yen)	35,115.47	47,558.89	63,986.73
	Dividend per share (yen)	30,957	30,957	37,149

(1)	Name	Rakuten Bank, Ltd.
(2)	Location	NBF Shinagawa Tower, 2-16-5 Konan Minato-ku Tokyo
(3)	Name and position of representative	President and CEO Tomotaka Torin
(4)	Description of business	Banking via Electronic Medium
(5)	Capital	32,643 million yen
(6)	Date of establishment	January 14, 2000
(7)	Magor shareholders and ownership rations	Rakuten Group, Inc. 49.26%
(8)	Relationship between Mizuho bank and Rakuten Bank	Capital relationship	None.
		Personnel relationship	None.
		Business relationship	Mizuho Bank and Rakuten Bank have banking transactions with each other.
		Status as related parties	None.
(9)	Consolidated operating results and financial position for the most recent three fiscal years
Fiscal year-end: March31		Fiscal 2024	Fiscal 2025	Fiscal 2026
	Total net assets (million yen)	279,587	319,117	389,529
	Total assets (million yen)	13,480,473	14,748,639	16,592,139
	Net assets per share (yen)	1,493.84	1,729.90	2,127.93
	Ordinary income (million yen)	137,950	184,534	255,579
	Ordinary profit (million yen)	48,367	71,524	103,091
	Profit attributable to owners of the parent (million yen)	34,436	50,779	73,072
	Earnings per share attributable to owners of the parent (million yen)	198.42	291.03	418.76
	Dividend per share (yen)	0	0	0

4.	Schedule

(1)	Resolution Date	May 20, 2026

(2)	Execution Date of the Agreement	May 20, 2026

(3)	Effective Date of the Share Delivery (planned)	October 1, 2026

(4)	Commencement Date of the Alliance (planned)	October 1, 2026

5.	Future Outlook

The parties believe that the Alliance will contribute to the medium- to long-term business development of Mizuho and Rakuten Bank and to the enhancement of their corporate value. The impact of the Alliance on the financial results of Mizuho Bank and Rakuten Bank is currently under review. Should any matters requiring disclosure become apparent, the parties will promptly announce them.

6.	Agreements regarding governance, and agreements and purposes regarding the disposition of shares held by shareholders or additional acquisition of shares

(1)	The details of the agreement

Mizuho Bank and Rakuten Bank have agreed the following matters under the Agreement.

(i)	Restrictions on transfer, etc., of shares held by Mizuho Bank

Mizuho Bank and Rakuten Bank have agreed that, from the implementation of the Share Delivery contemplated herein until termination of the Agreement, Mizuho Bank will not, without Rakuten Bank’s prior written consent, transfer, assign, pledge or otherwise dispose of all or any part of the shares or other equity interests in Rakuten Bank held by Mizuho Bank to any third party. In addition, Rakuten Bank shall have a right of first negotiation such that, if Mizuho Bank wishes to transfer all or any part of the shares in Rakuten Bank, Rakuten Bank may designate a proposed purchaser of such shares and have a priority period to negotiate with that designated party on a preferential basis.

(ii)	Prohibition of additional acquisitions of shares

During the term of the Agreement, Mizuho Bank has agreed that, without Rakuten Bank’s prior consent, it will not, directly or indirectly, acquire any shares or other equity interests in Rakuten Bank (including purchases or other acquisitions by joint holders as defined in Article 27-23, paragraphs 5 and 6 of the Financial Instruments and Exchange Act (hereinafter the “Joint Holders”)), nor will it enter into discussions, negotiations or agreements with any third party toward such acquisition. Notwithstanding the foregoing, this prohibition shall not apply where a Joint Holder of Mizuho Bank acquires shares or other equity interests in Rakuten Bank in the ordinary course of its business provided that information barriers are implemented between the Joint Holder and Mizuho Bank in accordance with applicable laws and regulations and internal rules.

(2)	Purpose of the Agreement

The purpose of the Agreement is to ensure the effectiveness of this Alliance — which aims to enhance the corporate value of both Mizuho Bank and Rakuten Bank by maintaining Mizuho Bank’s voting ratio in Rakuten Bank — and to preserve the management autonomy of Rakuten Bank.

II.	Change in the Major Shareholders of Rakuten Bank

1.	Date of change (scheduled)

October 1, 2026 (effective date of the Share Delivery)

2.	Reason for change

As described in “I. Capital and Business Alliance,” “2. Details of the Alliance,” “(2) Details of the Capital Alliance,” Rakuten Bank will, under the Agreement, effect the Share Delivery on October 1, 2026 and deliver to Mizuho Bank 23,559,673 shares of Class A non-voting shares of Rakuten Bank. Upon conversion of those non-voting shares into common shares, Mizuho Bank will become a major shareholder of Rakuten Bank.

3.	Summary of the shareholder after the change

The shareholder following the change is Mizuho Bank. Details regarding Mizuho Bank are as set forth in “I. Capital and Business Alliance,” “3. Overview of the Companies.”

4.	Number of voting rights (number of shares held) and percentage of total shareholders’ voting rights held by the shareholder before and after the change

	Number of voting rights (number of shares held)	Percentage of total shareholders’ voting rights
Before the change	—	—
After the change	235,596 (Common shares: 23,599,673 shares)	10.52%

Note: The “Percentage of total shareholders’ voting rights” is calculated based on the total number of shareholders’ voting rights of Rakuten Bank as of the end of March 2026 (1,744,488 voting rights), plus the number of voting rights represented by the common shares to be delivered by Rakuten Bank upon exercise of the right to acquire common shares in exchange for the Class A non-voting shares delivered as consideration under the Share Delivery. Specifically, on the effective date of the Share Delivery, Rakuten Group will exercise the right to acquire common shares in respect of 25,859,500 of the Class A non-voting shares delivered to it as consideration, and Mizuho Bank will exercise the right to acquire common shares in respect of 23,559,673 of the Class A non-voting shares delivered to it as consideration; the calculation uses the total obtained by adding the number of voting rights represented by the resulting 49,419,173 common shares delivered by Rakuten Bank (i.e., 494,191 voting rights) to the above 1,744,488 voting rights. Figures are rounded down to the nearest display unit. Note that the 181,470,943 Class A non-voting shares to be issued upon the Share Delivery, for which no acquisition rights are exercised by the Rakuten Group, are non-voting shares and therefore are not taken into account in calculating the “Percentage of total shareholders’ voting rights.”

5.	Future outlook

As set forth in “I. Capital and Business Alliance,” “5. Future outlook.”

(Reference) Rakuten Bank’s forecast for the current fiscal year and results for the previous fiscal year (unit: millions of yen, unless otherwise noted)

Rakuten Bank’s forecast for the current fiscal year (announced May 12, 2026) and results for the previous fiscal year (consolidated)

	Ordinary income	Ordinary profit	Net profit attributable to owners of the parent	Net income per share

Forecast for the current fiscal year (Fiscal year ending March 2027)	314,669	115,622	81,325	466.04 yen

Results for the previous fiscal year (Fiscal year ended March 2026)	255,579	103,091	73,072	418.76 yen

T	The above consolidated earnings forecast does not incorporate the effects of the Reorganization, but provisionally includes only Reorganization–related expenses of ¥2,908 million.

End